SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F             Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2012, incorporated by reference herein:
Exhibit

99.1     Release dated November 6, 2012, entitled “DEALINGS IN SECURITIES BY DIRECTORS
           AND COMPANY SECRETARY: ACCEPTANCE OF OFFER TO REPURCHASE
           SHARE OPTIONS”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 6, 2012 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
DEALINGS IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY:
ACCEPTANCE OF OFFER TO REPURCHASE SHARE OPTIONS
In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information is disclosed regarding the acceptance on
05 November 2012 of the offer made by DRDGOLD to its directors, company secretary and directors of its major subsidiary to repurchase vested share options in terms of clause 5.10 of the
DRDGOLD (1996) Share Option Scheme. The Black Scholes valuation model was applied to calculate the settlement amounts stated below and the calculations were verified by an independent professional company.
Name: GC Campbell – Non-Executive Director of DRDGOLD
Class of securities: Options over ordinary shares
Number of share options: 29 394
Average settlement per option: R0.13578
Value of transaction: R3 991.00
Beneficial interest: direct
Name: RP Hume – Non-Executive Director of DRDGOLD
Class of securities: Options over ordinary shares
Number of share options: 28 457
Average settlement per option: R0.18846
Value of transaction: R5 363.00
Beneficial interest: direct
Name: DJ Pretorius – Chief Executive Officer of DRDGOLD
Class of securities: Options over ordinary shares
Number of share options: 1 283 486
Average settlement per option: R1.88782
Value of transaction: R2 422 994.00
Beneficial interest: direct
Name: CC Barnes - Chief Financial Officer of DRDGOLD
Class of securities: Options over ordinary shares
Number of share options: 1 219 163
Average settlement per option: R2.05448
Value of transaction: R2 504 751.00
Beneficial interest: direct
Name: TJ Gwebu – Company Secretary of DRDGOLD
Class of securities: Options over ordinary shares
Number of share options: 765 508
Average settlement per option: R1.84876

Value of transaction: R1 415 237.00
Beneficial interest: direct
Name:
CM Symons - Director of Ergo Mining (Pty) Limited (a
major subsidiary of DRDGOLD)
Class of securities: Options over ordinary shares
Number of share options: 1 064 626
Average settlement per option: R1.91868
Value of transaction: R2 042 676.00
Beneficial interest: direct
Name:
M Burrell - Director of Ergo Mining (Pty) Limited (a major
subsidiary of DRDGOLD)
Class of securities: Options over ordinary shares
Number of share options: 505 904
Average settlement per option: R1.95783
Value of transaction: R990 476.00
Beneficial interest: direct
Name:
HN Gouws - Director of Ergo Mining (Pty) Limited (a
major subsidiary of DRDGOLD)
Class of securities: Options over ordinary shares
Number of share options: 832 636
Average settlement per option: R2.03395
Value of transaction: R1 693 539.00
Beneficial interest: direct
All transactions above were completed off market.
In accordance with DRDGOLD’s corporate governance principles and in terms of paragraph 3.66 of the Listings Requirements, prior clearance for the repurchase of vested share options has been obtained from the Remuneration Committee of DRDGOLD.
Roodepoort
06 November 2012
Sponsor
One Capital